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06018526

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial One Int'l

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 2 0 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01257

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/16/06

AR/S
6-30-06

IMPERIAL

ABN 29 002 148 361
and its Controlled Entities

Imperial One International

2006 ANNUAL AUDITED ACCOUNTS

CONTENTS

DIRECTORS' REPORT

The Directors present their report together with the Financial Report of Imperial Corporation Limited ("The Company") and of the consolidated entity, being the Company and its controlled entities for the year ended 30 June 2006.

1. Directors

The Directors of the Company at any time during or since the end of the financial year are:

B W McLeod	Executive Chairman
D H Sutton	Non-Executive Director
K A Torpey	Non-Executive Director

2. Principal Activities
During the year the principal continuing activities of the Consolidated Entity consisted of:

- Maintaining a cornerstone shareholding in Bemax Resources Limited
- The development of the Natural Gas Joint Venture in Cambria County, Pennsylvania, USA
- Reviewing new investment and business opportunities in the resources sector to enhance shareholder value

There were no significant changes in the nature of the groups principal activities during the financial year.
For further detail refer to www.imperialcorporation.com.au

3. Review of Operations
The consolidated net profit of the consolidated entity after providing for income tax was $3,189,709 compared to a loss of $542,196 for the previous corresponding period.

The consolidated net profit for the period under review includes income of $4,380,837 resulting from the restatement of the value of investments to fair value taken to the income statement due to the first time implementation of the Australian International Accounting Standards.

4. Dividends
The Directors have not recommended the payment of a final dividend.

5. Significant Changes in State of Affairs
Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

- Contributed equity of the company increased by $2,996,522 (from $53,804,478 to $56,801,000) during the financial year as a result of:

-	Issue of 110,000,000 ordinary shares @ $0.0045 pursuant to a private placement in August 2005	$495,000
-	Issue of 65,295,000 ordinary shares pursuant to the exercise of 65,295,000 unlisted options	$468,331
-	Issue of 274,872,568 ordinary shares @ $0.08 in June 2006 pursuant to a 1 for 4 Pro-Rata Non-Renounceable Rights Issue	$2,198,981
		$3,162,312
	Less transaction costs associated with the share issues	$165,790
		$2,996,522

- In May 2006 the Company issued 1,500,000 $1.00 Convertible Notes to raise $1,500,000
- Shareholders approved the change of name of the company to Imperial Corporation Limited at a general meeting of members on 6 June 2006. The Change of name became effective on 15 June 2006 with the issue of a certificate of change of name by the Australian Securities and Investments Commission.

6. Expansion of Investment Base
Directors have continued with initiatives to expand the groups investment base and as part of this process completed a joint venture through its wholly owned subsidiary, Imperial Resources LLC to undertake a natural gas exploration programme in the Appalachians with American Natural Resources LLC.

DIRECTORS' REPORT (Continued)

7. Matters Subsequent to Balance Date

- Exercise of Options
  In September 2006, the company received notice of exercise of 4,000,000 unlisted executive options, exercisable at $0.0047 per option prior to 6 December 2010. The 4,000,000 ordinary shares issued increased the company's total issued capital to 1,378,363,874 fully paid ordinary shares.

- Subsequent to the end of the financial year the company successfully completed the first 5 wells (wells 11-15) of the second stage of the natural gas joint venture development programme. Preliminary testing of the 5 wells undertaken by the joint venture indicates that the recoverable gas reserves from each well, is above that of a typical Pennsylvanian upper Devonian series natural gas producing well. These wells are expected to be turned in line by the end of September, 2006.

Except for those matters referred to above, there is no other matter or circumstance that has arisen since 30 June 2006 that has significantly affected or may significantly affect:

a the operations, in financial years subsequent to 30 June 2006, of the Consolidated Entity; or
b the results of those operations; or
c the state of affairs, in financial years subsequent to 30 June 2006, of the Consolidated Entity.

8. Likely Developments

Except for information disclosed on certain developments and the expected results of those developments included in this report under Review of Operations, further information on likely developments in the operations of the Consolidated Entity and the expected results of operations have not been disclosed in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Consolidated Entity.

9. Information on Directors

Bruce William McLeod, B.Sc (Maths), M.Comm.(Econ) Age 53
Executive Chairman

Experience and Expertise
Mr McLeod has had extensive experience in the Australian capital markets. Over the past 15 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent 6 years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations.

Appointed a Director of the Company on 21 May 1996.

Other Current Directorships
Non-Executive Director of Bemax Resources Limited and Carnegie Corporation Limited.

Former Directorships in Last 3 Years
Bremer Business Park Limited (formerly Hudson Timber Products Limited) from 2 March 1998 to 4 November 2005, Hudson Investment Group Limited from 27 May 1998 to 16 October 2003, International Concert Attractions from 20 September 1999 to 14 May 2005

Special Responsibilities
Chairman of the Board

David Henty Sutton, B.Comm ASA ACIS Age 63
Non-Executive Director

Experience and Expertise
Mr Sutton has many years experience as a Director of companies in sharebroking and investment banking. He is a Director of Martin Place Securities Pty Limited, a licenced securities dealer where he is responsible for corporate finance and sharebroking activities.

Appointed a Director of the Company on 30 January 1997.

Other Current Directorships
Hudson Resources Limited

DIRECTORS' REPORT (Continued)

Former Directorships in Last 3 Years
None

Special Responsibilities
Member of Remuneration Committee

Kevin Anthony Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP) Age 67
Non-Executive Director

Experience and Expertise
Mr Torpey is a Chartered Professional Engineer and a graduate from Sydney University. Over the last 40 years he has been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Minerals Limited (Ireland), Noranda, Denison Mines (Canada), Toyota, Mitsubishi and Iwatani.

For the last 20 years his association has mainly been as a corporate officer initially as Managing Director of Denison Mines (Australia) and then Managing Director of Devex Limited. Over the last few years he has acted as a consultant to a number of companies involved in mining projects and new technologies. He is currently a Director of Camberwell Coal Pty Ltd.

Appointed a Director of the Company on 26 November 1992.

Other Current Directorships
Non-Executive Director of Latrobe Magnesium Limited

Former Directorships In Last 3 Years
Bemax Resources Limited from 10 October 2000 to 18 September 2003.

Special Responsibilities
Member of Remuneration Committee

10. Company Secretary
The Company Secretary is Mr David Hughes. Mr Hughes was appointed to the position of Company Secretary on 11 November 1992. Before joining Imperial Corporation Limited he has held similar positions with other listed companies for over 20 years. He is currently acting as Company Secretary or Joint Company Secretary of the following other listed public companies:

Latrobe Magnesium Limited, Hudson Investment Group Limited, Hudson Resources Limited and International Concert Attractions Limited.

11. Meetings of Directors
The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were:

	Directors' Meetings		Remuneration Committee Meetings	
Director	Attended	Held Whilst in Office	Attended	Held Whilst in Office
Mr B W McLeod	11	11	-	-
Mr D H Sutton	8	11	1	1
Mr K A Torpey	11	11	1	1

The Board has yet to appoint an audit and nominations committee. The matters that would normally be the responsibility of these committees are dealt with by the full Board of Directors.

12. Retirement, Election and Continuation in Office of Directors
Mr B W McLeod is the Director retiring by rotation at the next Annual General Meeting and being eligible offers himself for re-election.

DIRECTORS' REPORT (Continued)

13. Remuneration Report
This report outlines the remuneration arrangements in place for Directors and Executives of Imperial Corporation Limited.

13.1. Remuneration Committee
The Remuneration Committee reviews and approves policy for determining executives remuneration and any amendments to that policy.

The Committee makes recommendations to the Board on the remuneration of Executive Directors (including base salary, incentive payments, equity awards and service contracts) and remuneration issues for Non-Executive Directors.

The members of the Remuneration Committee during the period were:

- D H Sutton – Independent Non-Executive
- K A Torpey – Independent Non-Executive

The Committee meets as often as required but not less than once per year.

The Committee met once during the period and Committee member's attendance record is disclosed in the table of Directors Meetings above.

13.2. Executive Directors' and Executive Remuneration
Executive remuneration and other terms of employment are reviewed annually and are based predominantly on the past year's growth of the Company's net tangible assets and shareholder value, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as basic salary, remuneration packages include superannuation and other bonuses and incentives linked to predetermined performance criteria. Executive Directors and executives are able to participate in an Employee Share Option Scheme.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Consolidated Entity's operations. Consideration is also given to reasonableness, acceptability to shareholders and appropriateness for the current level of operations.

13.3. Performance Based Remuneration
As part of the Executive Directors' remuneration package there is a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to facilitate goal congruence between executives and that of the Company and shareholders.

Performance in relation to the KPIs will be assessed annually, with bonuses being awarded depending on performance of the company over the past year. Following the assessment, the KPIs will be reviewed by the Remuneration Committee in light of the desired and actual outcomes, and their efficiency assessed in relation to the Company's goals and shareholder wealth, before KPIs are set for the following year.

13.4. Non-Executive Directors' Remuneration
Remuneration of Non-executive Directors is determined by the Board based on recommendations from the Remuneration Committee and the maximum amount approved by shareholders from time to time. Non-executive Directors are also able to participate in an Employee Share Option Scheme.

The Board undertakes an annual review of its performance and the performance of the Board Committees against goals set at the start of the year.

Detail of the nature and amount of each element of the remuneration of each Director of Imperial Corporation Limited and each specified executive of the Company and the Consolidated Entity receiving the highest remuneration are set out in the following tables.

DIRECTORS' REPORT (Continued)

	Primary		Equity	
	Base emolument $	Super contributions $	Options $	Total $
Directors				
B W McLeod	177,000	1,350	85,050	263,400
K A Torpey	15,000	1,350	28,700	45,050
D H Sutton	15,000	1,350	28,700	45,050
Specified Executive of the Company				
D L Hughes	54,000	4,860	28,700	87,560

The value of the above executive options has been arrived at using the binomial method.

There is no other element of remuneration.

The base remuneration shown above for B W McLeod includes $162,000 payable to Eastern & Pacific Capital Pty Ltd for management consulting services. B W McLeod is a Director and shareholder of Eastern & Pacific Capital Pty Ltd.

13.5. Service Agreements

Remuneration and other terms of employment with Mr B W McLeod (Executive Chairman) have been formalised in a service agreement dated 20 September 2006. The terms of this agreement are as detailed below:

- Term of agreement – 3 years commencing 1 July 2006
- Base salary of $200,000 per annum to be reviewed annually by the remuneration committee
- Payment of termination benefits apply other than for gross misconduct.
- Performance based incentive bonus based upon annual performance set against key performance indicators.
- Other benefits include provision of fully maintained motor vehicle and participation in the Company's executive option plan.

There are no other service agreements in place formalising the terms of remuneration of directors or specified executives of the company and the consolidated entity.

13.6. Loans to Directors and Executives

There were no loans made to Directors or Specified Executives of the Company and the Consolidated Entity during the period commencing at the beginning of the financial year and up to the date of this report.

There are no loans outstanding at the date of this report.

13.7. Share Options Granted to Directors and Specified Executives

13,000,000 options issued to Directors and the specified executive pursuant to an executive option scheme and exercisable at 9 cents were not exercised by their 6 July 2005 expiry date and as a consequence have lapsed.

During the period under review 60,000,000 options were granted to Directors and the specified executive pursuant to the terms and conditions of an executive option plan. These options were issued as follows:

Number of Options	Exercise Price	Expiry Date
15,000,000	$0.008	6 December 2006
45,000,000	$0.0065	6 December 2006

50,000,000 of these options were exercised in May 2006 to participate in a Non-Renounceable Pro-Rata Rights Issue. There were no options granted since the end of the financial year to any of the Director or specified executives of the Company and the consolidated entity as part of their remuneration.

At the date of this report there were 10,000,000 unissued shares under option to Director's of the Company, these options are exercisable at $0.0047 (adjusted for Rights Issue) prior to 6 December 2010.

DIRECTORS' REPORT (Continued)

13.8. Directors' Interests and Benefits

The relevant interest of each director in the share capital of the Company as at the date of this report is:

Particulars of Interests in the Issued Capital of the Company
Directors

	Direct Interest		Indirect Interest	
Director	**Shares**	**Options**	**Shares**	**Options**
B W McLeod	5,104,167	-	62,292,547	-
D H Sutton	8,137,025	5,000,000	-	-
K A Torpey	1,416,667	5,000,000	22,320,477	-
Specified Executives				
David L Hughes	17,867,986	-	1,395,718	-

Share Options

Granted – 64,000,000 options were granted in December 2005 pursuant to the terms and conditions of the Imperial Corporation Limited Executive Option Plan. These options were issued on the following basis:

- 49,000,000 options exercisable at $0.0065 expiring 6 December 2010
- 15,000,000 options exercisable @ $0.008 expiring 6 December 2010

No options were issued in the period from the end of the financial year and up to the date of this report.

Exercised – 65,295,000 options were exercised in June 2006 to participate in the Non-Renounceable Pro-Rata Rights Issue.

A further 4,000,000 options have been exercised at $0.0047 in the period from the end of the financial year and up to the date of this report.

Expiry – 14,350,000 unlisted executive options exercisable @ $0.09 expiry 6 July 2005 were not exercised by their expiry date and as a consequence have lapsed.

At the date of this report, the total number of unissued shares under option was 10,000,000. These options are exercisable on the following terms and conditions:

Expiry Date	Exercise Price	No. of Options
6 December 2010	$0.0047	10,000,000

The exercise price of the above mentioned options has been adjusted by a given formula following the Company making a Pro-Rata Rights Issue to shareholders.

14. Indemnification

During or since the end of financial year the Company has not been indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or any related entity against liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

15. Proceedings on Behalf of the Company

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

16. Environmental Regulations

There are significant environmental regulations surrounding mining activities which have been conducted by Imperial. However, there has been no breach of these regulations during the financial year or in the period subsequent to the end of the financial year and up to the date of this report.

DIRECTORS' REPORT (Continued)

17. Declaration by the Chairman and Chief Financial Officer
The Directors have received and considered declarations from the Chairman and Company Secretary in accordance with Section 295A of the Corporations Act. The declaration states that in their opinion the Company's and Consolidated Entity's financial reports for the twelve months period ended 30 June 2006 present a true and fair view in all material aspects of the financial position and performance and are in accordance with relevant accounting standards.

18. Non-Audit Services
The Directors are satisfied that the provision of non-audit services during the period by the auditor (or by another person or firm on the auditors behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the period by the auditor and details relating to auditor independence are:

- Taxation compliance services

The audit firm is engaged to provide tax compliance services and internal control reviews. The Directors believe that given the size of the Company's operations and the knowledge of those operations by the audit firm that it is appropriate for the auditor to provide these services. The Directors are of the opinion that these services will not compromise the auditors independence requirements of the Corporations Act 2001.

19. Auditors Independence Declaration Under Section 307 of the Corporations Act 2001
A copy of the Auditors Independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page 19 and forms part of the Directors Report for the twelve months period ended 30 June 2006.

20. Auditor
Nexia Court & Co continues in office in accordance with Section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

B W McLEOD
Director

Sydney 29 September 2006

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the directors of Imperial Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the financial year ended 30 June 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co.

Nexia Court & Co
Chartered Accountants

Partner

Sydney
29 September 2006

CORPORATE GOVERNANCE STATEMENT

The Company and the Board are committed to achieving and demonstrating the highest standards of corporate governance and aim to comply with the Principles of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange Corporate Governance Council.

However, given the current size of both the Company's level of operations and its Board of Directors, it is not appropriate or practical to comply fully with those principles and recommendations.

The Board continues to review these practices to ensure that they meet the interests of shareholders.

Board of Directors

The Board of Directors' (**'the Board's'**) primary role is the protection and enhancement of long-term shareholder value. In fulfilling this role, the Board is responsible for the overall corporate governance of the Company and its controlled entities ensuring the Consolidated Entity is run in a proper manner.

Responsibilities and Functions of the Board

The Board operates in accordance with the broad principles set out in its Charter and Terms of Reference. The Charter details the Board's composition and responsibilities.

The responsibilities of the Board include:

- reporting to shareholders and the market;
- ensuring adequate risk management processes exist and are complied with;
- reviewing internal controls and internal and external audit reports;
- ensuring regulatory compliance;
- monitoring financial performance, including approval of the annual and half-yearly financial reports and liaison with the Company's auditors;
- reviewing the performance of senior management;
- monitoring the Board composition, director selection and Board processes and performance;
- validating and approving corporate strategy;
- reviewing the assumptions and rationale underlying the annual plans and approving such plans; and
- authorising and monitoring major investment and strategic commitments.

The Board currently holds up to 12 scheduled meetings each year plus any ad hoc meetings as may be necessary. The Board met 11 times during the year and directors' attendance is disclosed on page 4.

The agenda for meetings is prepared in conjunction with the Chairman and the Company Secretary. Board papers are circulated in advance of the meetings with the following standing items: CEO's report, consolidated and divisional financial reports, specific decision papers, strategic matters, risk management, corporate governance and compliance.

Composition of the Board

The composition of the Board is determined using the following principles:

- a minimum of three directors, with a maximum of 12;
- a majority of independent non-executive directors; and
- the Chairman is appointed by the full Board.

There is no maximum term set for directors but one third of the Board (excluding the Managing Director) must retire from office by rotation at the conclusion of each Annual General Meeting (AGM). The retiring directors are eligible for re-election. The Board has not set a mandatory retirement age for directors.

At the date of this report, the Board is comprised of one executive director and two non-executive directors. The Chairman is the executive director.

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out in the Directors' Report on page 3.

The Board has assessed the independence status of the directors and has determined that there are two independent directors.

CORPORATE GOVERNANCE STATEMENT (Continued)

The Board has followed the CGC guidelines when assessing the independence of the directors which define an independent director to be a director who:

- is non-executive;
- is not a substantial shareholder of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold such employment;
- within the last three years has not been a principal or employee of a material professional adviser or a material consultant to the Company or another Group member;
- is not a significant supplier or customer of the Company or another Group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
- has no material contractual relationship with the Company or another Group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount which is greater than five percent of either the annual turnover of the Group or an individual director's net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

Term in Office
The term in office of each Director at the date of this report is as follows:

Name of Director	Term In Office
B W McLeod	10 Years 4 Months
D H Sutton	9 Years 8 Months
K A Torpey	13 Years 10 Months

Risk Assessment and Internal Control Procedures

The Board oversees the establishment, implementation and review of the Company's Risk Management System. To ensure it meets its responsibilities, the Board has implemented appropriate systems for identifying, assessing, monitoring and managing material risk throughout the organisation.

The Board does not employ an internal auditor, although as part of the Company's strategy to implement an integrated framework of control, the Board requested the external auditors review internal control procedures. Recommendations once presented are considered by the Board.

The Chairman and Chief Financial Officer have stated in writing to the Board that:

The Company's and Consolidated Entity's financial reports for the twelve months period ended 30 June 2005 present a true and fair view in all material aspects of the financial position and performance and are in accordance with relevant accounting standards.

The integrity of the Financial Statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

The Company's risk management and internal compliance and control system is operating efficiently in all material respects.

The Board requires this declaration to be made bi-annually.

Further information on directors and executive officers remuneration is set out in note 3 to the Financial Statements.

Policy on Dealing in Company Securities

The Company has a policy on how and when the directors and employees may deal in the Company's securities. The purpose of this policy is to ensure that the directors and employees deal in the Company's securities in a manner which properly reflects their fiduciary duty, and that they do not transact in those securities whilst in possession of price sensitive information.

This policy requires all directors and employees to seek approval from the Chairman and Company Secretary prior to dealing in the Company's securities.

CORPORATE GOVERNANCE STATEMENT (Continued)

Continuous Disclosure

The Company Secretary is responsible for communications with the ASX. The Company Secretary is also responsible for ensuring compliance with the continuous disclosure requirements of the ASX Listing Rules, and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the general public.

The Company has a written policy on information disclosure that focuses on continuous disclosure of any information concerning the Company and its controlled entities that a reasonable person would expect to have a material effect on the price of the Company's securities.

Ethical Standards

The Company has a Code of Conduct applicable to all employees and directors. The requirement to comply with the Code is mandatory and is communicated to all employees. The Code sets out standards of conduct, behaviour and professionalism.

Access to Independent Professional Advice

Each director has the right of access to all relevant Company information and to the Company's executives. The directors also have access to external resources as required to fully discharge their obligations as directors of the Company. The use of these resources is co-ordinated through the Chairman of the Board. No such advice has been sought during the year.

Director Education

The Company provides a formal induction process for all new employees and directors to educate them on the nature of the business and its operations. Continuing education is provided via the regular Board updates provided by the divisional chief executives.

Chairman and Managing Director

The Chairman is also an executive director and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted and for ensuring the directors are properly briefed for meetings. The Chairman is also responsible for implementing the Group's strategies and Board policies.

Board Committees

To assist in the execution of its responsibilities, and to allow detailed consideration of complex issues, the Board has established a number of permanent committees, the details of which are set out below.

In addition, the Board will from time to time form a due diligence committee to monitor any projects that require a due process of enquiry and substantiation.

Nomination Committee

The Board has not yet formed a separate Nominations Committee and all matters that would normally be the responsibility of the Nominations Committee are dealt with by the full Board of Directors.

In the event of a vacancy, the Board seeks replacements with the appropriate skills and experience. Where necessary, advice is sought from independent consultants.

Remuneration Committee

The Remuneration Committee comprised the following members during the year:

- Mr D H Sutton – Independent non-executive
- Mr K A Torpey – Independent non-executive

The Committee meets as often as required, but not less than once per year.

CORPORATE GOVERNANCE STATEMENT (Continued)

The main responsibilities of the Committee are to:

- review and approve the Group's policy for determining executive remuneration and any amendments to that policy;
- review the on-going appropriateness and relevance of the policy;
- consider and make recommendations to the Board on the remuneration of executive directors (including base salary, incentive payments, equity awards and service contracts);
- to review and approve the design of all equity based plans;
- to review and approve the total proposed payments under each plan; and
- review and recommend to the Board the remuneration levels for non-executive directors.

The committee met once during the year and committee members attendance record is disclosed in the table of directors meetings shown in the Directors Report.

Audit Committee

No Audit Committee exists as all expenditure incurred by the Company requires the authorisation of a director and all revenue received by the Company is reviewed by a director.

As the Board is comprised of only three members, two of which are independent non-executive directors, all matters that would normally be the responsibility of an Audit Committee are dealt with by the full Board of Directors.

These responsibilities include:

- reviewing the annual and half year financial reports to ensure compliance with Australian Accounting Standards and generally accepted accounting principles;
- monitoring corporate risk management practices;
- review and approval of the Group's accounting policies and procedures;
- reviewing the external and internal audit plans, and co-ordination between the internal and external auditors;
- reviewing the nomination, performance and independence of the external auditors; and
- organising, reviewing and reporting on any special reviews or investigations deemed necessary by the Board.

External Auditors

The full Board is responsible for the appointment, removal and remuneration of the external auditors, reviewing the terms of their engagement, and the scope and quality of the audit. In fulfilling its responsibilities, the Board receives regular reports from management and the external auditors at least twice a year, or more frequently if necessary. The external auditors have a clear line of direct communication at any time to the Chairman of the Board.

The current auditors, Nexia Court & Co, were appointed in 1992. The Australian accounting bodies' statement on professional independence requires mandatory rotation of audit partners for listed companies every five years. Nexia Court & Co confirm that they conform with the requirements of the statement.

Nexia Court & Co are required to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors Report.

Communication with Shareholders

The Board recognises and respects the rights of our shareholders as the beneficial owners of the Company. In order to facilitate the effective exercise of those rights, the Company follows a communications strategy that aims to empower shareholders by:

- communicating effectively with them;
- providing easy access to balanced and understandable information about the Company; and
- encouraging and facilitating shareholder participation in general meetings.

CORPORATE GOVERNANCE STATEMENT (Continued)

The Company achieves this through the following avenues:

i) The Company's website **www.imperialcorporation.com.au**.
The website provides detailed information about all aspects of the Company's operations.

ii) Regular mailings
The Company provides shareholders with the option of receiving copies of all announcements made to the ASX by mail or via an electronic link to our website, ensuring that all shareholders are kept informed about the Company.

Shareholders also have the option of receiving a hard copy of the Annual Report each year or they can elect to receive an electronic link to the website via e-mail.

iii) General meetings
All shareholders are invited to attend the Annual General Meetings which are held in Sydney. The full Board and senior executives are present and available to answer questions from the floor, as are the External Auditor and a representative from the Company's legal advisors.

INCOME STATEMENTS for the year ended 30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Revenue		-	-	-	-
Cost of sales		-	-	-	-
Gross Profit		-	-	-	-
Other Income	2	67,038	71,451	67,038	71,451
Administration expenses		(355,289)	(161,493)	(331,590)	(152,785)
Other expenses		(504,924)	(258,293)	8,348,696	(244,491)
Loss before tax		(793,175)	(348,335)	8,084,144	(325,825)
Add finance costs					
Finance Income		8,851	6,227	8,733	6,012
Finance expense		(406,804)	(200,088)	(406,804)	(200,088)
Profit before income tax		(1,191,128)	(542,196)	7,686,073	(519,901)
Income tax expense	5	-	-	-	-
Profit after tax from operations		(1,191,128)	(542,196)	7,686,073	(519,901)
Profit attributable to minority interests		-	-	-	-
Loss for the year		(1,191,128)	(542,196)	7,686,073	(519,901)
Changes in fair value of equity securities available-for-sale		4,380,837	-	4,380,837	-
Net income recognised directly in equity		4,380,837	-	4,380,837	-
Total recognised income and expense for the year attributable to equity holders of the parent		3,189,709	(542,146)	12,066,910	(519,901)

	Cent's per share	Cent's per share
Basic earnings per share	0.3	(0.06)
Diluted earnings per share	0.3	(0.05)

The above income statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS as at 30 June 2006

		Consolidated		Company	
		2006	2005	2006	2005
	Note	$	$	$	$
CURRENT ASSETS					
Cash assets	22(i)	2,587,327	126,822	1,273,389	120,627
Receivables	6	74,132	11,046	75,978	12,892
TOTAL CURRENT ASSETS		2,661,459	137,868	1,349,367	133,519
NON-CURRENT ASSETS					
Receivables	6	6,952	-	3,947,390	90
Investments	7	12,526,608	8,100,771	12,526,461	8,650,624
Plant and equipment	8	6,906	4,639	6,906	4,639
Joint Ventures	9	2,633,157	-	-	-
Mining Tenements	10	-	-	-	-
TOTAL NON-CURRENT ASSETS		15,173,623	8,105,410	16,480,757	8,655,353
TOTAL ASSETS		17,835,082	8,243,278	17,830,124	8,788,872
CURRENT LIABILITIES					
Payables	11	702,623	876,609	580,620	733,893
Interest-bearing liabilities	12	7,316,765	3,922,526	7,316,765	3,922,526
Provisions	13	45,120	42,430	36,480	33,790
TOTAL CURRENT LIABILITIES		8,064,508	4,841,565	7,933,865	4,690,209
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	12	-	-	-	9,448,466
TOTAL NON-CURRENT LIABILITIES		-	-	-	9,448,466
TOTAL LIABILITIES		8,064,508	4,841,565	7,933,865	14,138,675
NET ASSETS		9,770,574	3,401,713	9,896,259	(5,349,803)
EQUITY					
Contributed equity	14	56,801,000	53,804,478	56,801,000	53,804,478
Reserves	15	5,170,746	607,279	5,341,215	777,748
Accumulated losses	25	(52,201,172)	(51,010,044)	(52,245,956)	(59,932,029)
TOTAL EQUITY		9,770,574	3,401,713	9,896,259	(5,349,803)

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 June 2006

Consolidated	Issued Capital	Reserves	Accumulated Losses	Total Equity
At 1 July 2004	53,804,478	607,279	(50,467,848)	3,943,909
Total Income / Expense for period	-	-	(542,196)	(542,196)
At 30 June 2005	53,804,478	607,279	(51,010,044)	3,401,713
Share Issues	3,162,312			3,162,312
Share issue transaction costs	(165,790)			(165,790)
Total Income / Expense for period	-	4,380,837	(1,191,128)	3,189,709
Cost of share based payments	-	182,630	-	182,630
At 30 June 2006	56,801,000	5,170,746	(52,201,172)	9,770,574

Company	Issued Capital	Reserves	Accumulated Losses	Total Equity
At 1 July 2004	53,804,478	777,748	(59,412,128)	(4,829,902)
Total Income/Expense for period			(519,901)	(519,901)
At 30 June 2005	53,804,478	777,748	(59,932,029)	(5,349,803)
Share Issues	3,162,312	-	-	3,162,312
Share Issue transaction costs	(165,790)	-	-	(165,790)
Total Income / Expense for period	-	4,380,837	7,686,073	12,066,910
Cost of share base payments	-	182,630	-	182,630
At 30 June 2006	56,801,000	5,341,215	(52,245,956)	9,896,259

The above statements of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS for the year ended 30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		-	-	-	-
Payments to trade creditors and employees		(495,147)	(234,430)	(475,432)	(232,116)
Interest received		7,949	5,137	7,831	5,034
Interest paid		(216)	-	(216)	-
Sundry Revenue		12,000	71,451	12,000	71,451
Net cash (used in)/provided by operating activities	22(ii)	(475,414)	(157,842)	(455,817)	(155,631)
CASH FLOWS FROM INVESTING ACTIVITIES					
Net loans to controlled entities		-	-	(3,960,497)	(2,900)
Payment for plant and equipment		(3,413)	-	(3,413)	-
Proceeds from sale of investments		98,038	-	98,038	-
Payments for investment in unlisted corporations		(90,000)	-	(90,000)	-
Payment for investment in listed corporations		-	(3,509,239)	-	(3,509,239)
Payment for investment in joint venture		(2,633,157)	-	-	-
Net cash (used in)/provided by investing activities		(2,628,532)	(3,509,239)	(3,955,872)	(3,512,139)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from issue of shares		2,996,522	-	2,996,522	-
Borrowings		1,670,000	3,486,500	1,670,000	3,486,500
Issue of convertible notes		1,500,000	-	1,500,000	-
Repayment of borrowings		(593,858)	-	(593,858)	
Loans repaid by other entities		-	52,739	-	52,739
Loan to other entities		(8,213)	-	(8,213)	-
Net cash provided by / (used in) financing activities		5,564,451	3,539,239	5,564,451	3,539,239
Net (decrease) / increase in cash held		2,460,505	(127,842)	1,152,762	(128,531)
Cash at the beginning of the financial year		126,822	254,664	120,627	249,158
CASH AT THE END OF THE FINANCIAL YEAR	22(i)	2,587,329	126,822	1,273,389	120,627

The above cash flow statements should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006

1 SIGNIFICANT ACCOUNTING POLICIES

a Corporate Information

Imperial Corporation Limited ("Company") is a company domiciled in Australia, whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operation and principal activities of the consolidate entity are described in the Directors Report.

The financial report of the company for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of Directors on 29 September 2006.

b Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporation Act 2001 and Australian Accounting Standards. The Financial Report has also been prepared on a historical cost basis and is presented in Australian dollars.

It is also recommended that the financial Report be considered together with any public announcements made by Imperial Corporation Limited and its controlled entities during the year ended 30 June 2006. In accordance with continuous disclosure obligations arising under both the Corporation Act 2001 and Australian Stock Exchange Listing Rules.

c Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standard ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have not been restated accordingly. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report are detailed in Note 26.

A summary of the significant accounting policies of the group under AIFRS are disclosed in Note 1(d) below.

d Summary of Significant Accounting Policies

1. Basis of Consolidation

The consolidated financial statements comprise the financial statements of Imperial One Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

2. Foreign Currency Transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

3. Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Plant and equipment are depreciated over their estimated useful lives using the straight line method as follows:

	2006	2005
- Plant and Equipment	10% - 20%	10% - 20%

Assets are depreciated from the date of acquisition. Profits and losses as sales of plant and equipment are taken into account in determining the results for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

4. Borrowing Costs
Borrowing costs are recognised as an expense when incurred.

5. Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6. Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

7. Receivables
Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written when identified.

8. Interest-bearing Liabilities
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

9. Provisions – Employee Benefits

(i) Defined contribution plans
Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance, superannuation and payroll tax.

10. Payables
Trade and other payables are stated at cost.

11. Revenue Recognition

Other revenue is recognised as it accrues, or as disclosed in Note 6.

12. Taxation
Income tax expense
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

13. Other Taxes
Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

14. Share based Payment Transactions

The group provided benefits to directors and senior executives of the group through the executive share option plan whereby eligible participants render services in exchange for options over shares.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

2 REVENUE AND EXPENSES

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
a) Other Revenue				
Profit on sale of investments	53,038	-	53,038	-
Sundry revenue	14,000	-	14,000	-
Underwriting fees	-	71,451	-	71,451
	67,038	71,451	67,038	71,451
b) Other Expenses				
Depreciation and amortisation	1,145	882	1,145	882
Employee benefits	2,690	3,741	2,690	3,741
Doubtful debts	(4,900)	(49,905)	(4,900)	(49,905)
Rental expense on operating lease	3,174	-	3,174	-
Exploration expenditure	3,346	-	-	-
Forgiveness of debt	-	-	(9,448,466)	-
Provision for diminution in value of investments	-	-	550,000	-
Provision for loss on advances to controlled entities	-	-	42,070	11,682
Share based Payments	182,630	-	182,630	-
	188,085	(45,282)	(8,671,657)	(33,600)
c) Finance Costs				
Interest income from other parties	8,851	6227	8,733	6,012
Interest paid	406,804	200,088	406,804	200,088
Fees and charges	-	-	-	-
Total Finance Costs	406,804	200,088	406,804	200,088

3 DIRECTORS AND EXECUTIVE OFFICERS REMUNERATION

Determination of Remuneration of Directors

Remuneration of non-executive directors comprise fees determined having regard to industry practice and the need to obtain appropriate qualified independent persons.

Remuneration of the executive director is determined by the Remuneration Committee (refer statement of Corporate Governance Practices for further details).

In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Determination of Remuneration of Specified Executives

Remuneration of senior executives is determined by the Remuneration Committee (refer statement of Main Corporate Governance Practices for further details). In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Directors and Executive Officers Remuneration
Details of the nature and amount of each major element of the remuneration of each director of the Company and each named officer of the Company and the Consolidated Entity receiving the highest remuneration are:

2006	Base Emoluments	Super Contributions	Options	Total
Directors	$	$	$	$
B W McLeod	177,000	1,350	85,050	263,400
D H Sutton	15,000	1,350	28,700	45,050
K A Torpey	15,000	1,350	28,700	45,050
Specified Executive of the Company				
D L Hughes	54,000	4,860	28,700	87,560

2005	Base Emoluments	Super Contributions	Options	Total
Directors	$	$	$	$
B W McLeod	63,000	1,350	Nil	64,350
D H Sutton	10,000	900	Nil	10,900
K A Torpey	10,000	900	Nil	10,900
Specified Executive of the Company				
D L Hughes	54,000	4,860	Nil	58,860

* No consolidation figures have been disclosed as the figures for both Consolidated and the Company are the same.
* The value of the executive options has been arrived at using the binomial method.

	Consolidated		Company	
	2006	2005	2006	2005
4 AUDITORS' REMUNERATION	$	$	$	$
Auditing the year end financial statements - Nexia Court & Co	15,000	20,500	15,000	20,500
Half year review – Nexia Court & Co	6,995	11,100	6,995	11,100
Other services – Nexia Court & Co	21,143	51,136	19,076	51,136

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

5 INCOME TAX

a. Income Tax Expense

The amount of income tax benefit attributable to the financial year differs from the amount of the prima facie income tax expense/(benefit) on the total recognised income and expense for the year.

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Total recognised income and expense for the year	3,189,709	(542,196)	12,066,910	(519,901)
Prima facie income tax/(benefit) @ 30% on the Profit/(Loss) from ordinary activities	956,912	(162,659)	3,620,073	(155,970)
Income tax benefit related to current and deferred tax transactions in the tax consolidated group.	(663)	-	(663)	(6,689)
Non-assessable income				
- Forgiveness of Debt	-	-	(2,834,540)	-
- Restatement of value of Investment	(1,314,251)	-	(1,314,251)	-
Non-deductible expenses				
- Provision for Loss on Investment	-	-	165,000	-
- Provision for Loss on Advances	-	-	12,621	-
- Share Based Payments	54,789	-	54,789	-
- Other	23,011	10,016	23,011	10,016
Deferred tax asset in relation to cost of equity raising not recognised	(49,737)	-	(49,737)	-
Deferred tax asset in relation to tax losses not recognised	329,939	152,643	323,697	152,643
Income tax attributable to Profit/(Loss)	-	-	-	-
Potential deferred tax asset @ 30% attributable to tax losses	4,438,769	4,108,830	4,432,527	4,108,830

Imperial Corporation Limited implemented the tax consolidation legislation as of 1 July 2003. A tax sharing agreement between members of the tax consolidated group has not been entered into. As a consequence, Imperial Corporation Limited, as the head entity in the tax consolidated group, recognises current and deferred tax balances in this group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

The potential deferred tax asset attributable to tax losses will only be obtained if:

I the Consolidated Entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised; or

ii the Consolidated Entity continues to comply with the conditions for deductibility imposed by the law; and

iii no changes in tax legislation adversely affect the Consolidated Entity in realising the asset.

b Dividend Franking Account

There are no franking account credits available as at 30 June 2006

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
6 RECEIVABLES				
Current				
Trade debtors	-	-	-	-
Other debtors	367,577	309,391	369,423	311,237
	367,577	309,391	369,423	311,237
Less Provision for Doubtful Debts	(293,445)	(298,345)	(293,445)	(298,345)
	74,132	11,046	75,978	12,892
Non-current				
Loans to related companies	165,580	158,628	17,351	10,398
Loans to controlled companies	-	-	19,850,417	15,856,318
Provision for diminution in value of loans to related/controlled companies	(158,628)	(158,628)	(15,920,378)	(15,866,626)
	6,952	-	3,947,390	90

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
7 INVESTMENTS				
i Non-current				
Shares – Other Corporations				
- Listed available-for-sale (at fair value, 2005 at cost)	12,436,456	8,100,619	12,436,456	8,100,619
- Unlisted (at cost)	4,355,893	4,265,893	16,255,362	16,165,362
Less provision for diminution in value	(4,265,741)	(4,265,741)	(16,165,357)	(15,615,357)
	90,152	152	90,005	550,005
	12,526,608	8,100,771	12,526,461	8,650,624

ii Investments in Controlled Companies

	Country of Incorporation	Class of Share	Interest Held	
			2006	2005
Controlling Company			%	%
Imperial Corporation Limited	Australia			
Controlled Companies				
Imperial Oil & Gas Pty Limited	Australia	Ordinary	100	100
Vodex Pty Limited	Australia	Ordinary	100	100
ACN 053 015 606 Limited	Australia	Ordinary	55	55
Mega First Mining NL	Vanuatu	Ordinary	100	100
Imperial Mining Investments Pty Limited	Australia	Ordinary	100	100
Jasinv Pty Limited	Australia	Ordinary	100	100
May Day Mines Pty Limited	Australia	Ordinary	100	100
Jasrad Pty Limited	Australia	Ordinary	100	100
Imperial Technologies Pty Limited	Australia	Ordinary	100	100
Imperial Management Services Pty Limited	Australia	Ordinary	100	100
OzNetwork Pty Limited	Australia	Ordinary	80.86	80.86
Imperial Resources LLC	USA	Ordinary	100	-
Imperial Energy Pty Ltd	Australia	Ordinary	100	-

All entities are audited by Nexia Court & Co with the exception of Mega First Mining NL, a Company incorporated in Vanuatu and Imperial Resources LLC, a Company incorporated in the United States of America.

ACN 053 015 606 Limited – The Imperial Group holds 100% equity interest in ACN 053 015 606 Limited. A 55% equity interest is held by Imperial Corporation Limited, with Vodex Pty Limited, a controlled Company of Imperial Corporation Limited holding the remaining 45% of the shares.

iii Changes of name

During the period under review the following changes of names occurred
- The controlling entity changed its name to Imperial Corporation Limited.
- Jason Exploration Pty Ltd changed its name to Imperial Oil & Gas Pty Ltd
- Imperial Corporation Limited changed its name to ACN 053 015 606 Limited.

7 INVESTMENTS (Continued)

iv Acquisitions and Disposals of Controlled Entities

Acquisitions

- Imperial Resources LLC, a USA incorporated shelf company was acquired as the vehicle through which the group operates its natural gas development project in the Appalachian Basin, Pennsylvania USA.

- Imperial Energy Pty Ltd was acquired as a specific purpose shelf company through which the group evaluates other resource based investment opportunities.

There were no acquisition of controlled entities during the previous financial year.

Disposals

There were no disposals of controlled entities during the current or the previous years.

8 PLANT AND EQUIPMENT

Non-Current

a Carrying Values

	Cost		Accumulated Depreciation		Written Down Value	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Consolidated						
Plant & equipment – at cost	61,000	61,000	(61,000)	(61,000)	-	-
Office equipment – at cost	92,690	89,278	(85,784)	(84,639)	6,906	4,639
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
	222,536	219,124	(215,630)	(214,485)	6,906	4,639
Company						
Plant & equipment - at cost	61,000	61,000	(61,000)	(61,000)	-	-
Office equipment – at cost	92,690	89,278	(85,784)	(84,639)	6,906	4,639
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
	222,536	219,124	(215,630)	(214,485)	6,906	4,639

b Reconciliation of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year.

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Plant and Equipment				
Carrying value at beginning	-	-	-	-
Additions	-	-	-	-
Disposals	-	-	-	-
Depreciation expense				
	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
8 PLANT AND EQUIPMENT (Continued)				
Office Equipment				
Carrying value at beginning	4,639	5,521	4,639	5,521
Additions	3,412	-	3,412	-
Disposals	-	-	-	-
Depreciation expense	(1,145)	(882)	(1,145)	(882)
	6,906	4,639	6,906	4,639
Leasehold Improvements				
Carrying value at beginning				
Additions	-	-	-	-
Disposals	-	-	-	-
Depreciation expense	-	-	-	-
	-	-	-	-
	-	-	-	-

9 JOINT VENTURE INTEREST

A US subsidiary entered into a joint venture with American Natural Resources LLC (Operator) to undertake a Natural Gas.Development programme at Carrolltown, Cambria County, Pennsylvania.

The subsidiary holds a 75% working interest with a net revenue interest of 60.9375%. At balance date the first 10 well programme had been successfully completed with the wells being connected in-line to the main distribution line.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Carrying amount of development costs	2,633,157	-	-	-

10 MINING TENEMENTS

Mining Areas of Interest

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Non-Current				
Development Phase				
- at cost	1,100,000	1,100,000	1,100,000	1,100,000
- less provision for amortisation	(1,100,000)	(1,100,000)	(1,100,000)	(1,100,000)
	-	-	-	-
Exploration and Evaluation Phases				
Carrying forward at beginning	-	-	-	-
- at independent valuation	-	-	-	-
- at cost	-	-	-	-
Expenditure written off	-	-	-	-
Carried forward	-	-	-	-

The ultimate recoupment of the carrying values of these areas of interest is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

11 PAYABLES

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Current				
Trade creditors	606,014	801,227	489,616	659,521
Other creditors	96,609	75,382	91,004	74,372
	702,623	876,609	580,620	733,893

12 INTEREST-BEARING LIABILITIES

Current				
Other loans – secured	7,316,765	3,922,526	7,316,765	3,922,526
Non-Current				
Loan from controlled entities	-	-	-	9,448,466

13 PROVISIONS

Current				
Restoration	-	-	-	-
Employee entitlements	45,120	42,430	36,480	33,790
	45,120	42,430	36,480	33,790

14 CONTRIBUTED EQUITY

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Issued Capital				
Balance as at 1/7/2005	53,804,478	53,804,478	53,804,478	53,804,478
Issued During Period Shares				
-Issue of 110,000,000 ordinary shares @ $0.0045 pursuant to a private placement in August 2005	495,000	-	495,000	-
-Issue of 65,295,000 ordinary shares pursuant to the exercise of 65,295,000 unlisted options in May 2006	468,331	-	468,331	-
-Issue of 274,872,568 ordinary shares @ $0.008 pursuant to a 1 for 4 Non-Renounceable Rights Issue in June 2006	2,198,981	-	2,198,981	-
Less costs associated with the share issues detailed above	(165,790)	-	(165,790)	-
	56,801,000	53,804,478	56,801,000	53,804,478

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006 (CONTINUED)

14 CONTRIBUTED EQUITY (Continued)

OPTIONS

Issues – 64,000,000 options were granted in December 2005 pursuant to the terms and conditions of the Imperial Corporation Limited executive option plan.

These options were issued on the following basis:
- 49,000,000 options exercisable @ $0.0065 expiring 6 December 2010
- 15,000,000 options exercisable @ $0.008 expiring 6 December 2010

No options were issued in the period from the end of the financial year and up to the date of the report.

Exercised –65,295,000 unlisted options were exercised during the financial year. A further 4,000,000 unlisted options have been exercised during the period from the end of the financial year and up to the date of this report.

Expiry – 14,350,000 unlisted executive options exercisable @ $0.09 expiring 6 July 2005, were not exercised by their expiry date and as a consequence have lapsed.

Convertible Notes
During May 2006, the company completed a $1,500,000 convertible note issue, pursuant to which 1,500,000 $1.00 convertible notes were issued in equal portion to Belgravia Group Pty Ltd and Belgravia Associates (NSW) Pty Ltd. The coupon rate is 12% per annum with the notes maturing 11 May 2009.

The notes are secured and rank prior to unsecured creditors.

At balance date the Company had on issue the following securities and/or rights to convert to securities : -
- 1,374,363,874 listed ordinary shares – IMP
- 14,000,000 unlisted executive options exercisable at $0.0047 (adjusted following Rights Issue) expiring 6 December 2010.
- 1,500,000 $1.00 Convertible notes convertible at 100 shares for each note maturing 11 May 2009.

	Consolidated		Company	
	2006	2005	2006	2005
15 RESERVES	$	$	$	$
Capital profit	-	-	170,469	170,469
Asset revaluation	607,279	607,279	607,279	607,279
Share Based payments	182,630	-	182,630	-
Fair value	4,380,837	-	4,380,837	-
	5,170,746	607,279	5,341,215	777,748

Fair Value Reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

16 CONTINGENT LIABILITIES

a Companies in the Imperial Corporation Limited group have a maximum contingent liability of $110,500 to provide guarantees to Government Authorities to secure rehabilitation commitments in respect of mining tenements. No provisions are included in the financial statements for these amounts.

b Imperial has provided certain tax indemnities to an Investor under Agreements relating to Research and Development of Vitrokele Core Technology.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006 (CONTINUED)

c On 27 February 2003 a wholly owned subsidiary of the Company received an income tax assessment of $3,307,720.32 for the year of income ended 30 June 1996. An additional $9,095,598.13 in penalties and interest has accrued to the date of the last assessment. Following receipt of the assessment in 2003 the Company advised the Australian Taxation Office ("ATO") that it had not been advised of the outstanding tax return and furthermore did not believe that the Company was liable for the tax raised under the assessment. All tax returns have been duly lodged disclosing a nil taxable income on the basis of accounting records of the Company and utilising losses transferred in from related companies as allowed under tax legislation. The Company has notified the Australian Taxation Office the assessment is disputed and that it does not believe any amount is owing. As the ATO has not actioned the revised 1996 return, the Company is preparing a notice of objection against the 1996 assessment. In summary the Company's tax advisors have indicated that the ATO action is not reasonably based and would not be sustainable if pursued through litigation in the relevant legal forum.

17 COMMITMENTS FOR EXPENDITURE

Exploration and Mining Tenement Leases
In order to maintain current rights of tenure to exploration and mining tenements, the Company and the companies in the Consolidated Entity are required to outlay lease rentals and to meet the minimum expenditure requirements of the various Government Authorities. These obligations are subject to re-negotiation upon expiry of the relevant leases or when application for a mining licence is made. These obligations are not provided for in the financial statements and are payable as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Not later than one year	-	-	-	-
Later than one year but not later than 2 years	-	-	-	-
	-	-	-	-

i) Equipment Leases

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Commitments in relation to equipment/motor vehicle leases contracted for at and subsequent to the reporting date but not recognised as liabilities:				
Not later than one year	14,436	-	14,436	-
Later than one year not later than two years	15,456	-	15,456	-
Later than two years not later than five years	4,772	-	4,772	-
	34,664	-	34,664	-

The group has the option to acquire the leased assets at the agreed value on the expiry of the leases.

ii) Property Licence
The company has entered into a cancellable licence agreement over the occupation of office premises.

The term of the occupancy licence is for 59 months concluding 30 June, 2011.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Licence fees in relation to this agreement are payable as follows:				
Within one year	148,534	-	148,534	-
Later than one year not later than two years	171,226	-	171,226	-
Later than two years not later than five years	555,879	-	555,879	-
	875,639	-	875,639	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006 (CONTINUED)

18 SHARE BASED PAYMENTS

a) Executive Option Plan

The establishment of the Imperial Corporation Limited executive option plan was approved by shareholders at a general meeting of members held on 18 May 2000. Persons eligible to participate include executive officers of the company or a subsidiary, including a director holding salaried employment or office in the company or subsidiary.

Options are granted under the plan for no consideration. Options are granted for a five year term and are fully vested.

Options granted under the plan carry no dividend or voting rights.

The exercise price of options is based on a minimum of the weighted average market price of shares sold in the ordinary course of trading on the ASX during the 5 trading days ending on the date the option is granted multiplied by 0.8.

Each option entitles the holder to subscribe for 1 unissued share.

Consolidated and Company - 2006

Set out below are summaries of options granted under the plan.

Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted during year	Exercised during year	Expired during year	Balance at end of year
6 July 2000	6 July 2005	9 cents	14,350,000	-	-	14,350,000	-
6 December 2005	6 December 2010	.065 cents	-	49,000,000	35,000,000	-	14,000,000
6 December 2005	6 December 2010	.08 cents	-	15,000,000	15,000,000	-	-
			14,350,000	64,000,000	50,000,000	14,350,000	14,000,000

The excercise price of the options held at balance date has been adjusted by a given formula to 0.047 cents following the Pro-Rata Rights Issue to shareholders in June, 2006.

b) Expenses arising from share based payment transactions

Total expenses arising from share based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Options issued under executive option plan	182,630	-	182,630	-

19 SEGMENT INFORMATION

Primary Reporting – Business Segments

2006	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-
Other revenue	-	4,433,875	-	22,851	4,456,726
Total segment revenue		4,433,875	-	22,851	4, 456,726
Segment result	(20,802)	4,433,875	-	-	4,413,073
Unallocated revenue less unallocated expenses					(1,223,365)
Profit from ordinary activities before income tax expense					3,189,708
Income tax expense					-
Profit from ordinary activities after income tax expense					3,189,708
Net Profit					3,189,708
Depreciation and amortisation expense	-	-		(1,145)	(1,145)
Other non-cash expenses	-	-		(180,420)	(180,420)
Segment assets	2,633,157	12,526,608	-	-	15,159,765
Unallocated assets					2,675,317
Total assets					17,835,082
Segment liabilities	116,398	7,194,647	8,640	-	7,319,685
Unallocated liabilities					744,823
Total liabilities					8,064,508
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	2,633,157	90,000	-	3,413	2,726,570

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

19 SEGMENT INFORMATION (Continued)

Primary Reporting – Business Segments

2005	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-
Other revenue	-	77,678	-	-	77,678
Total segment revenue	-	77,678	-	-	77,678
Segment result	(34,071)	(261,338)	-	-	(295,409)
Unallocated revenue less unallocated expenses					(246,787)
Loss from ordinary activities before income tax expense					(542,196)
Income tax expense					-
Loss from ordinary activities after income tax expense					(542,196)
Net loss					(542,196)
Depreciation and amortisation expense	-	-	-	(882)	(882)
Other non-cash expenses	-	-	-	46,164	46,164
Segment assets	670	8,100,771	-	-	8,101,441
Unallocated assets					141,837
Total assets					8,243,278
Segment liabilities	137,111	3,700,172	8,640	-	3,845,923
Unallocated liabilities					995,642
Total liabilities					4,841,565
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	-	3,509,239	-	-	3,509,239

Secondary Reporting – Geographical Segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	
	2006	2005	2006	2005	2006	2005
Australia	-	-	12,526,608	8,101,441	93,413	3,509,239
South East Asia	-	-	-	-	-	-
United States	-	-	2,633,157	-	2,633,157	-

20 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

a Interest Rate Risk

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

			Fixed Interest Maturing in			
2006	**Note**	**Floating Interest Rate $**	**1 Year or Less $**	**Over 1 to 5 Years $**	**Non-Interest Bearing $**	**Total $**
Financial Assets						
Cash assets	19(i)	2,587,327	-	-	-	2,587,327
Receivables	5	-	-	-	74,132	74,132
Investments	6	-	-	-	12,526,608	12,526,608
		2,587,327	-	-	12,600,740	15,188,067
Weighted average interest rate	1%					
Financial Liabilities						
Payables	9	-	-	-	702,623	702,623
Interest-bearing liabilities	10	7,316,765	-	-	-	7,316,765
		7,316,765	-	-	702,623	8,019,388
2005						
Financial Assets						
Cash assets	19(i)	126,822	-	-	-	126,822
Receivables	5	-	-	-	11,046	11,046
Investments	6	-	-	-	8,100,771	8,100,771
		126,822	-	-	8,111,817	8,238,639
Weighted average interest rate	1%					
Financial Liabilities						
Payables	9	-	-	-	876,609	876,609
Interest-bearing liabilities	10	3,922,526	-	-	-	3,922,526
		3,922,526	-	-	876,609	4,799,135

b Net Fair Values of Financial Assets and Liabilities

On-Balance Sheet Financial Instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2006 Carrying Amount $	**2006 Net Fair Value $**	**2005 Carrying Amount $**	**2005 Net Fair Value $**
Financial Assets				
Cash assets	2,587,327	2,587,327	126,822	126,822
Receivables	74,132	74,132	11,046	11,046
Investments	12,526,608	12,526,608	8,100,771	7,944,507
Financial Liabilities				
Payables	702,623	702,623	876,609	876,609
Interest-bearing liabilities	7,316,765	7,316,765	3,922,526	3,922,526

Except for Investments, all financial assets and liabilities are not readily traded on organised markets in a standardised form.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

21 RELATED PARTY DISCLOSURES

a Disclosures Relating to Directors

i The names of persons who were directors of the Company at any time during the financial year were:

- B W McLeod
- D H Sutton
- K A Torpey

ii **Directors' Shareholdings**

Number of shares held by Company Directors.

Director	Balance at 1 July 2005	Received during year on exercise of options	Other changes during year	Balance at 30 June 2006
B W McLeod	16,044,514	30,000,000	21,352,200	67,396,714
D H Sutton	1,059,620	5,000,000	2,077,405	8,137,025
K A Torpey	14,273,049	5,000,000	4,464,095	23,737,144

* Other changes refers to shares purchased or sold during the financial year.

Option Holdings
Number of options over ordinary shares in the Company held during the financial year by each Director of the Company, including their related entities are set out below:

Director	Balance at 1 July 2005	Granted during year as remuneration	Exercised during year	Expiring during year	Balance at 30 June 2006	Vested exercisable at 30 June 2006
B W McLeod	10,000,000	30,000,000	30,000,000	10,000,000	-	-
D H Sutton	1,000,000	10,000,000	5,000,000	1,000,000	5,000,000	5,000,000
K A Torpey	1,000,000	10,000,000	5,000,000	1,000,000	5,000,000	5,000,000

The options held by Directors were issued under an employee option plan. These options are exercisable at $0.0047 prior to 6 December 2010.

iii **Specified Executives**

Shareholdings

Executive	Balance at 1 July 2005	Received during year on exercise of options	Other changes during year	Balance at 30 June 2006
D L Hughes	4,299,852	10,000,000	4,963,852	19,263,704

Optionholdings

Number of options over ordinary share in the Company held during the financial year by each of the specified executives of the Company, including their related entities are set out below.

Specified Executive	Balance at 1 July 2005	Granted during year as remuneration	Exercised during year	Expiring during year	Balance at 30 June 2006	Vested exercisable at 30 June 2006
D L Hughes	1,000,000	10,000,000	10,000,000	1,000,000	-	-

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

21 RELATED PARTY DISCLOSURES (Continued)

		Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
iv	**Transactions with Directors**				
1)	B W McLeod is a director and shareholder of Eastern & Pacific Capital Pty Limited. The Company paid or is still to pay the following transactions:				
	- Management consultant fees	162,000	48,000	162,000	48,000
	- Interest accrued on loan facility	441	204	441	204
	- Loans advanced	10,000	15,000		15,000
	- Loans repaid	25,000	-		
2)	w McLeod lent funds to the Company and received repayments of some of this loan. Interest has been accrued on this loan				
	- Interest accrued on loan facility	4,343	3,851	4,343	3,851
3)	Aggregate amounts payable to Directors and their related Companies at balance date:				
	- Eastern & Pacific Capital Pty Limited				
	- Management consultant fees	-	148,386	-	148,386
	- Interest	-	1,263	-	1,263
	- Loan	-	15,000	-	15,000
	- W McLeod				
	- Loan	37,000	37,000	37,000	37,000
	- Interest	9,706	5,363	9,706	5,363

21 RELATED PARTY DISCLOSURES (Continued)

b Disclosures Relating to Wholly-Owned Controlled Companies

Imperial Corporation Limited is the ultimate controlling company of the Consolidated Entity comprising the Company and its wholly-owned controlled companies.

Interests held in controlled companies are set out in Note 6(ii) to the Financial Statements.

During the year, the Company advanced and received loans, and provided accounting and administrative services to other companies in the Consolidated Entity. The accounting and administrative services were provided free of charge, and the loans were interest free and unsecured.

	Company	
	2006	2005
	$	$
Receivable		
Non-current		
Controlled companies	19,850,417	15,856,318
Less: Provision for diminution	(15,903,027)	(15,856,228)
	3,947,390	90
Payable		
Non-current		
Controlled companies	-	9,448,466

22 NOTES TO THE STATEMENTS OF CASH FLOWS

		Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
i	**Reconciliation of Cash** For the purpose of the Statement of Cash Flows, Cash includes Cash at Bank. Cash at the end of the financial year is shown in the Balance Sheet as follows:				
	Cash at Bank	2,587,327	126,822	1,273,389	120,627
ii	Reconciliation of net cash provided by/(used in) operating activities to total recognised income and expense:				
	Total recognised income and expense	3,189,708	(542,196)	12,066,910	(519,901)
	Depreciation	1,145	882	1,145	882
	Loans written down – controlled entities	-	-	(9,448,466)	11,682
	Profit on sale of investments	(53,038)	-	(53,038)	-
	Changes in assets and liabilities:				
	Decrease/(Increase) in receivables	(63,086)	1,951	(63,086)	(977)
	Increase/(Decrease) in creditors and provisions	830,694	381,521	829,485	352,683
	Restatement of value of listed investments	(4,380,837)	-	(4,380,837)	-
	Diminution in value of investments	-	-	550,000	-
	Provision for losses on advances to controlled entities	-	-	42,070	-
	Net Cash (used in) operating activities	(475,414)	(157,842)	(455,817)	(155,631)

a Non-Cash Financing and Investing Activities
There were no non-cash financing or investing transactions during the current or previous financial year.

b Acquisition and Disposal of Controlled Entities
Details of acquisitions of controlled entities during the current year are set out in Note 6(iv).
There were no disposals of controlled entities during the current year.
There were no acquisitions or disposals of controlled entities during the previous financial year.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

23 EARNINGS PER SHARE

	Consolidated 2006	2005
Basic earnings per share (cents per share)	.3	(.06)
Diluted earnings per share (cents per share)	.3	(.05)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	1,027,285,117	924,196,306
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	1,041,285,117	953,841,306

24 SUPERANNUATION COMMITMENTS

The Company contributed to externally managed accumulation superannuation plans on behalf of employees.

Company contributions are made in accordance with the Company's legal requirements.

25 ACCUMULATED LOSSES

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Accumulated losses at the beginning of the financial year	(51,010,044)	(50,467,848)	(59,932,029)	(59,412,128)
Profit/(Loss) for the year	(1,191,128)	(542,196)	7,686,073	(519,901)
Accumulated losses at the end of the financial year	(52,201,172)	(51,010,044)	(52,245,956)	(59,932,029)

26 MATTERS SUBSEQUENT TO BALANCE DATE

- Exercise of Options
  In September 2006, the company received notice of exercise of 4,000,000 unlisted executive options, exercisable at $0.0047 per option prior to 6 December 2010. The 4,000,000 ordinary shares issued increased the company's total issued capital to 1,378,363,874 fully paid ordinary shares.

- Subsequent to the end of the financial year the company successfully completed the first 5 wells (wells 11-15) of the second stage of the natural gas joint venture development programme. Preliminary testing of the 5 wells undertaken by the joint venture indicates that the recoverable gas reserves from each well, is above that of a typical Pennsylvanian upper Devonian series natural gas producing well. These wells are expected to be turned in line by the end of September, 2006.

Except for those matters referred to above, there is no other matter or circumstance that has arisen since 30 June 2006 that has significantly affected or may significantly affect:

a the operations, in financial years subsequent to 30 June 2006, of the Consolidated Entity; or
b the results of those operations; or
c the state of affairs, in financial years subsequent to 30 June 2006, of the Consolidated Entity.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

27 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

1) Reconciliation of equity reported under previous generally accepted accounting principles (GAAP) to equity under Australian equivalents to IFRS.

a) At the date of transition to IFRS: 1 July 2004

	Consolidated			Company		
	Previous GAAP at 1.7.2004	Effect of Transition	IFRS	Previous GAAP at 1.7.2004	Effect of Transition	IFRS
Assets						
Current assets						
cash assets	254,664	-	254,664	249,158	-	249,158
receivables	49,004	-	49,004	47,921	-	47,921
Total current assets	303,668	-	303,668	297,079	-	297,079
Non-current assets						
receivables	-	-	-	90	-	90
investments	4,591,532	-	4,591,532	5,141,385	-	5,141,385
property plant & equipment	5,521	-	5,521	5,521	-	5,521
Mining tenement	-	-	-	-	-	-
Total non-current assets	4,597,053	-	4,597,053	5,146,996	-	5,146,996
Total assets	4,900,721	-	4,900,721	5,444,075	-	5,444,075
Liabilities						
Current Liabilities						
payables	743,436	-	743,436	620,775	-	620,775
interest bearing liabilities	174,688	-	174,688	174,688	-	174,688
provisions	38,688	-	38,688	30,048	-	30,048
Total current assets	956,812	-	956,812	825,511	-	825,511
Non-current assets						
interest bearing liabilities	-	-	-	9,448,466	-	9,448,466
Total non-current liabilities	-	-	-	9,448,466	-	9,448,466
Total liabilities	956,812	-	956,812	10,273,977	-	10,273,977
Net assets	3,943,909	-	3,943,909	(4,829,902)	-	(4,829,902)
Equity						
contributed equity	53,804,478	-	53,804,478	53,804,478	-	53,804,478
reserves	607,279	-	607,279	777,748	-	777,748
accumulated losses	(50,467,848)	-	(50,467,848)	(59,412,128)	-	(59,412,128)
Total equity	3,943,909	-	3,943,909	(4,829,902)	-	(4,829,902)

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2006 (Continued)

27 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Cont'd)

b) At the end of the last reporting period under previous GAAP: 30 June 2005

	Consolidated			Company		
	Previous GAAP at 30.6.2005	Effect of Transition	IFRS	Previous GAAP at 30.6.2005	Effect of Transition	IFRS
Assets						
Current assets						
cash assets	126,822	-	126,822	120,627	-	120,627
receivables	11,046	-	11,046	12,892	-	12,892
Total current assets	137,868	-	137,868	133,519	-	133,519
Non-current assets						
receivables	-	-	-	90	-	90
investments	8,100,771	-	8,100,771	8,650,624	-	8,650,624
property plant & equipment	4,639	-	4,639	4,639	-	4,639
Mining tenement	-	-	-	-	-	-
Total non-current assets	8,105,410	-	8,105,410	8,655,353	-	8,655,353
Total assets	8,243,278	-	8,243,278	8,788,872	-	8,788,872
Liabilities						
Current Liabilities						
payables	876,609	-	876,609	733,893	-	733,893
interest bearing liabilities	3,922,526	-	3,922,526	3,922,526	-	3,922,526
provisions	42,430	-	42,430	33,790	-	33,790
Total current assets	4,841,565	-	4,841,565	4,690,209	-	4,690,209
Non-current liabilities						
interest bearing liabilities	-	-	-	9,448,466	-	9,448,466
Total non-current liabilities	-	-	-	9,448,466	-	9,448,466
Total liabilities	4,841,565	-	4,841,565	14,138,675	-	14,138,675
Net assets	3,401,713	-	3,401,713	(5,349,803)	-	(5,349,803)
Equity						
contributed equity	53,804,478	-	53,804,478	53,804,478	-	53,804,478
reserves	607,279	-	607,279	777,748	-	777,748
accumulated losses	(51,010,044)	-	(51,010,044)	(59,932,029)	-	(59,932,029)
Total equity	3,401,713	-	3,401,713	(5,349,803)	-	(5,349,803)

2) Reconciliation of profit or loss for the year ended 30 June 2005.

	Consolidated For the year ended 30 June 2005		
	AGAAP $	Transition impact $	AIFRS $
Total revenue	77,678	-	77,678
Employee benefits	(161,493)	-	(161,493)
Depreciation and amortisation expenses	(882)	-	(882)
Borrowing costs	(200,088)	-	(200,088)
Other expenses	(257,411)	-	(257,411)
Loss before income tax expense	(542,196)	-	(542,196)
Income tax expense	-	-	-
Loss for the period	(542,196)	-	(542,196)

3) Reconciliation of cash flow statement for the year ended 30 June 2005.

The adoption of IFRS has not resulted in any material adjustments to the cash flow statement.

DIRECTORS' DECLARATION

In the opinion of the directors of Imperial Corporation Limited:

a The financial statements and notes of the company and of the consolidated entity, set out on pages 9 to 38 are in accordance with the Corporations Act 2001, including:

i Giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

ii Complying with Accounting Standards and the Corporations Regulations 2001; and

b The Executive Chairman and Company Secretary have each declared that:

i. The financial records of the company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;

ii. The financial statements and notes for the financial year comply with Accounting standards

iii The financial statements and notes for the financial year give a true and fair view.

c In the directors' opinion there are reasonable grounds to believe the company will be able to pay its debts as and when they fall due.

Signed in accordance with a resolution of the directors.

B W McLEOD
Director

Dated: 29 September 2006

SHAREHOLDER INFORMATION

ORDINARY SHARES

a Substantial Shareholders as at 31 August 2006

Name	Number of Shares	% Holding
Imperial Investments Pty Ltd	160,007,614	11.61
Foxview Pty Ltd	82,176,778	5.96

b Distribution of Fully Paid Ordinary Shares

	Holders	Number of Shares	% Holding
1 – 1,000	54	20,675	0.00
1,001 – 5,000	246	827,966	0.07
5,001 – 10,000	287	2,371,598	0.17
10,001 – 100,000	1,470	65,811,138	4.77
100,001 and over	1,141	1,309,332,497	94.99
Total number of holders	3,198	1,378,363,874	100.00

i Number of holders of less than a marketable parcel 1,037

ii Percentage held by 20 largest holders 44.01%

c Twenty Largest Shareholders as at 31 August 2006

Name	Number of Shares	% Holding
Imperial Investments Pty Limited	160,007,614	11.61
Foxview Pty Limited	82,176,778	5.96
Ms Michelle Wong	51,406,178	3.73
Eastern & Pacific Capital Pty Limited (B McLeod Superfund)	39,445,840	2.86
Keygrowth Trading Pty Ltd	39,354,747	2.85
Belgravia Associates (NSW) Pty Ltd	39,354,822	2.85
ANZ Nominees Ltd (Cash income a/c)	20,045,649	1.45
David Lawrence Hughes	17,867,986	1.30
Indecor Pty Ltd	17,443,918	1.27
Eastern & Pacific Capital Pty Ltd	15,471,707	1.12
RAH (STC) Pty Ltd (MEH Account)	15,210,686	1.10
Mr Jan De Groot and Mrs Esme Rosetta De Groot	15,000,000	1.09
Overseas Express SA	14,875,000	1.08
Comsec Nominees Pty Ltd	14,403,630	1.04
Famallon Pty Ltd (Famallon No. 2 Super Fund)	14,359,121	1.04
Ms Suzie Young	12,375,000	.90
Mr Craig Ian Burton (Burton Super Fund a/c)	12,000,000	.87
Mr Peter Reginald Cahill	9,192,000	.67
Mr Raymond Philip Jepp	9,000,000	.65
Ms Tai Lee	7,810,050	.57
	606,800,726	44.01

d Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll every member, present in person or by proxy, shall have one vote for every share except if the issue price has not been paid in full, then the holder is only entitled to a fraction of a vote on that share, being, the quotient of the amount paid up divided by the issue price of that share.

SHAREHOLDER INFORMATION (Continued)

LIST OF MINING TENEMENTS

Prospect	Tenement		Granted	Holder/ Applicant	Interest 30/06/2005	Interest 30/06/2004
New South Wales						
May Day	ML	1361	17/01/1995	IM	100%	100%

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF IMPERIAL CORPORATION LIMITED

NEXIA COURT & CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, balance sheets, cash flow statements, statements of changes in equity, accompanying notes to the financial statements (notes 1 to 27), the disclosures made as required by Australian Accounting Standard *AASB 124 Related Party Disclosures* at paragraph 13 in the directors report as permitted by Corporations Act Regulation 2M.6.04 ("remuneration disclosures") and the directors' declaration, (set out on pages 14 to 43), for both Imperial Corporation Limited (the "company") and Imperial Corporation Limited and its controlled entities (the "consolidated entity") for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard *AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards.*

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporations Act Regulation 2M.6.04. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124 and Corporation Act Regulation 2M.6.04.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

**INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
IMPERIAL CORPORATION LIMITED
(Continued)**

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Imperial Corporation Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

c The remuneration disclosures that are contained in the Remuneration report at paragraph 13 of the Directors' Report comply with Australian Accounting Standard *AASB 124 Related Party Disclosures* and Corporations Act Regulation 2M.6.04.

Nexia Court & Co.

Nexia Court & Co
Chartered Accountants

Sydney
29 September 2006

David Gallery
Partner